UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June, 2005

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:



      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Director Shareholding




Non-Executive Directors' Share Purchase Plan


Below are details of purchases of ordinary shares and ADRs made today under the Non-Executive Directors' Share Purchase Plan:-

Name of     No. of      Percentage   Price    Total Holding   Total Percentage
Director    Shares      of Issued    per      Following       Following
            Purchased   Stock %      Share    Notification    Notification %
                                     GBP

Lord              341     0.000042     6.53           4,781            0.00059
Burns

Reuben            444     0.000055     6.53          15,689            0.00195
Mark

Vernon            340     0.000042     6.53           4,627            0.00058
Sankey

Dennis
Stevenson       1,141      0.00014     6.53         205,350            0.02138

Gurvirendra
Talwar          1,202     0.000150     6.53          10,873            0.00135



Name of    No. of ADRs Percentage of Price   Total Holding    Total Percentage
Director   Purchased   Issued Stock  per ADR Following        Following
                       %             $       Notification     Notification

Susan            442      0.000055   11.90            1,434            0.00018
Fuhrman







                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 30 June, 2005

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary